

March 25, 2021

Carl D. Anderson II
Chief Financial Officer
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

> **Re: Meritor, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2020**
> **Response letter dated March 16, 2021**
> **File No. 001-15983**

Dear Mr. Anderson II:

We have reviewed your March 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2021 letter.

Form 10-K for the Fiscal Year Ended September 27, 2020

Non-GAAP Financial Measures, page 33

1.  We have reviewed your response to prior comment number 1 and note that you propose to change the label of the adjustment from "non-cash tax expense" to "use of NOLs and tax credits." Please revise your non-GAAP measure to omit this adjustment. Based on the information provided in response to our comment, this adjustment appears to result in an individually tailored income tax measurement method. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2.  We have reviewed your response to prior comment number 2. We note that your free cash flow conversion ratio represents free cash flow divided by adjusted income from continuing operations and, as such, is calculated using a non-GAAP measure. Please

expand your disclosure to more prominently present a free cash flow conversion ratio using a denominator that is measured in accordance with GAAP.  Refer to footnote 27 of SEC Final Rule Release Number 33-8176, Conditions for Use of Non-GAAP measures.

 You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing